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                                                                    EXHIBIT 99.8


                             CORECOMM HOLDCO, INC.



      OFFERS TO EXCHANGE (1) SHARES OF CORECOMM HOLDCO, INC. COMMON STOCK


                 FOR SHARES OF COMMON STOCK OF CORECOMM LIMITED


         AND (2) SHARES OF CORECOMM HOLDCO, INC. COMMON STOCK AND CASH


       FOR 6% CONVERTIBLE SUBORDINATED NOTES DUE 2006 OF CORECOMM LIMITED



    THE EXCHANGE OFFERS AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
             NEW YORK CITY TIME, ON MAY 10, 2002, UNLESS EXTENDED.


                                                                  April 15, 2002

To Holders of 6% Convertible
Subordinated Notes due 2006 of CoreComm Limited:

     CoreComm Holdco, Inc. ("Holdco"), formerly a first-tier, wholly-owned subsidiary of CoreComm Limited ("Limited"), is offering to exchange:

     - 1/38.9 of a share of its common stock (rounded up to the nearest whole share for each unaffiliated holder), par value $0.01 per share (the "Holdco Common Stock"), for each validly tendered and accepted share of common stock, par value $0.01 per share (the "Limited Common Stock"), of Limited that you hold; and

     - 9.1047 shares of its common stock (rounded up to the nearest whole share for each unaffiliated holder) and $30.00 in cash (which is equal to the amount of the April 1, 2002 interest payment that has not been paid), net without interest, for each validly tendered and accepted $1,000 in aggregate principal amount of 6% Convertible Subordinated Notes due 2006 (the "Public Notes") of Limited.

     These exchange offers are made on the terms and are subject to the conditions set forth in our preliminary prospectus dated April 15, 2002 (the "Prospectus") and the accompanying Letters of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the exchange offers. Subject to the terms and conditions of the exchange offers, we will accept any and all shares of Limited Common Stock and any and all Public Notes that are tendered in the exchange offers and not withdrawn prior to the Expiration Date (as defined below). We reserve the right to extend, amend or terminate the exchange offers. Any shares of Limited Common Stock or Public Notes not accepted for exchange for any reason will be returned to you as soon as practicable.


     The enclosed Prospectus and the accompanying blue Letter of Transmittal and Notice of Guaranteed Delivery are being forwarded to you as the holder of Public Notes. If you wish to tender your notes in the exchange offers, you should complete and sign the blue Letter of Transmittal and deliver it, together with your Public Notes, to Continental Stock Transfer & Trust Company (the "Exchange Agent") at the address set forth in the Letter of Transmittal. This delivery must be received by the Exchange Agent prior to 12:00 Midnight, New York City time, on May 10, 2002, or such later date as the exchange offers may be extended (the "Expiration Date"). You may also tender your Public Notes by contacting your broker, or setting up an account with a broker, and instructing such broker to tender your notes by book-entry transfer to the account of the Exchange Agent, as described in the Prospectus under "The Exchange Offers -- Book-Entry Transfer." Such book-entry transfer procedures must be completed by the Expiration Date.


     The exchange offers represent the final phase of our previously announced recapitalization process. As we have stated in those announcements, Limited and Holdco exchanged shares of Holdco for approximately $600 million of debt and preferred stock of Limited and Holdco. As a result of that
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issuance of shares of Holdco Common Stock, Limited is no longer the sole stockholder of Holdco, and only owns approximately 13% of Holdco's outstanding capital stock. You are being asked to tender your Public Notes because it will enable you to own an investment directly in Holdco, which owns 100% of our businesses. In the aggregate, holders of Limited Common Stock (including shares issuable upon the exercise of warrants) will receive approximately 13% of Holdco's outstanding stock if all shares are tendered.

     Both Limited's and Holdco's boards of directors recommend that you tender all of the Public Notes that you own. This recommendation is based upon the fact that if you fail to tender, and we do not consummate the exchange offers, you will continue to own notes issued by Limited, which as its only material asset, owns approximately 13% of the capital stock of Holdco. Moreover, if we are successful in accepting at least 90% of the outstanding shares of CoreComm Limited common stock in the exchange offers, we plan to merge a wholly-owned subsidiary of CoreComm Holdco into CoreComm Limited with CoreComm Limited surviving the merger as a wholly-owned subsidiary of CoreComm Holdco. Limited has agreed to relinquish the number of shares of Holdco Common Stock that it owns equal to the aggregate number of shares of Holdco Common Stock issued in the exchange offers and the merger.

     If you have any questions regarding the offer or need assistance in tendering your Public Notes, please contact D.F. King & Co., Inc. (the "Information Agent"), at the telephone numbers set forth in the Prospectus. Additional copies of the enclosed materials may be obtained from the Information Agent.

                                          Very truly yours,


                                          CORECOMM HOLDCO, INC.


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